SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Petrosearch Energy Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

71675Y100

(CUSIP Number)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Tiberius Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,106,014
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 6,106,014
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Tiberius Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,106,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,106,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / ILIAD RESEARCH AND TRADING, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,106,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,106,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Iliad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,106,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,106,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Fife Trading, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,106,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,106,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Hyperion Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,106,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,106,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Hyperion Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,106,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,106,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / JOHN M. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,106,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,106,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

The purpose of this Amendment #5 is to report the assignment of 55,000 Shares of PetroSearch owned by an affiliate of Tiberius Capital, LLC to Tiberius Capital, LLC.

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on May 1, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 (the “Shares”), issued by Petrosearch Energy Corporation (the “Issuer” or “Petrosearch”), is hereby amended to furnish the additional information set forth herein. This Amendment #5 amends the Initial 13D, as it has been previously amended by Amendment #4 thereto (“Amendment #4”) filed on June 8, 2009, Amendment #3 thereto (“Amendment #3”) filed on June 1, 2009, Amendment #2 thereto (“Amendment #2”) filed on May 21, 2009, and Amendment #1 thereto (“Amendment #1”) filed on May 12, 2009. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such Items in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D, as it has been previously amended, is hereby amended and restated in its entirety as follows:

The Reporting Persons hold, in the aggregate, 6,106,014 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $1,108,678.53 (including commissions). The source of funding for the purchase of these Shares was the general working capital of Iliad Research and Trading, L.P., a Delaware limited partnership (“Iliad”). Tiberius Capital, LLC, an Illinois limited liability company (“Tiberius Capital”) obtained ownership of these Shares pursuant to a Stock Assignment Agreement that was entered into and consummated on April 30, 2009, a Second Stock Assignment Agreement that was entered into and consummated on May 11, 2009, a Third Stock Assignment Agreement that was entered into and consummated on May 29, 2009, a Fourth Stock Assignment Agreement that was entered into and consummated on June 8, 2009, and a Fifth Stock Assignment Agreement that was entered into and consummated on July 24, 2009, as further detailed in Item 6 below.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D, as it has been previously amended, is hereby amended to restate the first two paragraphs in their entirety and amend item 5(c) to add additional purchases of Shares as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,106,014 Shares, representing approximately

14.77% of the Issuer’s outstanding Shares (based upon the 41,340,584 Shares stated to be outstanding as of June 12, 2009, by the Issuer in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2009).

(b) Tiberius Capital has sole voting power and sole dispositive power with regard to 6,106,014 Shares. Each of the other Reporting Persons has shared voting power and shared dispositive power with respect to such Shares. Each Reporting Person (other than Tiberius Capital), by virtue of its relationship to Tiberius Capital (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Tiberius Capital directly owns. Each Reporting Person (other than Tiberius Capital) disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since the filing of the Initial 13D. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices. The Reporting Persons’ total Shares were reported in Schedule TO as filed on June 22, 2009.

Name of Reporting Person	Date of Transaction	No of Shares Purchased	Purchase Price per Share (U.S.$)
Iliad	6/10/2009	10,000	0.23
	6/11/2009	40,000	0.2375
	6/11/2009	5,000	0.22

Neither any of the Reporting Persons nor any of their respective affiliates has made any purchases or sales of Shares since June 11, 2009, as reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Assignment Agreements

The first paragraph of Item 6 of the Initial 13D, as it has been previously amended, is hereby amended and restated in its entirety as follows:

On April 30, 2009, Iliad and Mr. Fife entered into a Stock Assignment Agreement (attached as Exhibit 2 to the Initial 13D) with Tiberius Capital. Pursuant to this Stock Assignment Agreement, on April 30, 2009, Tiberius purchased all Shares owned at that time (listed in Item 5(c) of the Initial 13D) from Mr. Fife and Iliad. The aggregate consideration was the issuance of all of the membership units of Tiberius Capital to Hyperion Capital, an entity controlled by Mr. Fife. On May 11, 2009, Mr. Fife and Iliad entered into a Second Stock Assignment Agreement (attached as Exhibit 2 to Amendment #1) with Tiberius Capital. Pursuant to the Second Stock Assignment Agreement, on May 11, 2009, Tiberius accepted an assignment of all Shares listed in Item 5(c) of Amendment #1 from Iliad and Mr. Fife. On May 29, 2009, Mr. Fife and Iliad entered into a Third Stock Assignment Agreement (attached as Exhibit 3 to Amendment #3) with Tiberius Capital. Pursuant to the Third Stock Assignment Agreement, on May 29, 2009, Tiberius accepted an assignment of all Shares listed in Item 5(c) of Amendment #3 from Iliad and Mr. Fife. On June 8, 2009, Mr. Fife and Iliad entered into a Fourth Stock Assignment Agreement (attached as Exhibit 3 to Amendment #4) with Tiberius Capital. Pursuant to the Fourth Stock Assignment Agreement, on June 8, 2009, Tiberius accepted an assignment of all Shares listed in Item 5(c) of Amendment #4 from Iliad. On July 24, 2009, Iliad entered into a Fifth Stock Assignment Agreement (attached as Exhibit 2 hereto and incorporated by reference herein in its entirety) with Tiberius Capital. Pursuant to the Fifth Stock Assignment Agreement, on July 24, 2009, Tiberius accepted an assignment of all Shares listed in Item 5(c) above from Iliad.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement of the Reporting Persons.

2. Fifth Stock Assignment Agreement dated as of July 24, 2009, between Iliad and Tiberius Capital.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

July 24, 2009

Tiberius Capital, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Tiberius Management, Inc.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital, L.P.

By:	Hyperion Capital Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/s/ John M. Fife
Name:	John M. Fife

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Petrosearch Energy Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 24th day of July, 2009.

Tiberius Capital, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Tiberius Management, Inc.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital, L.P.

By:	Hyperion Capital Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/s/ John M. Fife
John M. Fife

[Signature Page of Joint Filing Agreement to Schedule 13D—Petrosearch Energy Corporation]

EXHIBIT 2

Fifth Stock Assignment Agreement

dated as of July 24, 2009, between

Iliad and Tiberius Capital

FIFTH STOCK ASSIGNMENT AGREEMENT

THIS FIFTH STOCK ASSIGNMENT AGREEMENT (this “Agreement”) is made and entered into as of the 24th day of July, 2009 by and between Iliad Research and Trading, L.P., a Delaware limited partnership (“Assignor”), and Tiberius Capital, LLC, an Illinois limited liability company (“Assignee”).

W I T N E S S E T H

WHEREAS, on April 30, 2009, Assignor and Mr. John M. Fife (“Fife”) previously assigned to Assignee 2,489,499 shares of the common stock of Petrosearch Energy Corporation, a Maryland corporation (“Petrosearch”);

WHEREAS, on May 11, 2009, Assignor and Fife previously assigned to Assignee 750,040 shares of the common stock of Petrosearch;

WHEREAS, on May 29, 2009, Assignor and Fife previously assigned to Assignee 1,351,675 shares of the common stock of Petrosearch;

WHEREAS, on June 8, 2009, Assignor and Fife previously assigned to Assignee 1,459,800 shares of the common stock of Petrosearch;

WHEREAS, Assignor is indirectly owned and beneficially controlled by Fife;

WHEREAS, Assignee is indirectly owned and beneficially controlled by Fife;

WHEREAS, Assignor desires to assign 55,000 shares of the common stock of Petrosearch to Assignee (all such shares are collectively referred to herein as the “Shares”); and

WHEREAS, Assignor desires to transfer its Shares to Assignee for administrative purposes, and Assignee desires to accept assignment of the Shares, upon the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Recitals. The above recitals are made a part hereof and incorporated herein.

2. Assignment. On the Assignment Date (as hereinafter defined), Assignor shall convey, transfer and assign to Assignee, and Assignee shall accept from Assignor, the Shares.

3. Assignment Date. The assignment contemplated under this Agreement shall take place simultaneously with the execution of this Agreement (the “Assignment Date”).

4. Conditions.

(a) Conditions to Obligations of Assignor. All obligations of Assignor to be satisfied as of the Assignment Date are subject to the fulfillment on the Assignment Date of each of the following conditions:

(i) Representations and Warranties. All representations and warranties of Assignee in this Agreement shall be true and complete in all material respects as of the Assignment Date.

(ii) Agreements and Conditions. Assignee shall have in all material respects performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by Assignee prior to or on the Assignment Date.

(iii) Deliveries. Assignee shall have made all the deliveries to Assignor set forth in Section 5(b).

(iv) No Action or Proceeding. No action or proceeding by or before any court or other governmental body of competent jurisdiction shall have been instituted to restrain, prohibit or invalidate the transactions contemplated by this Agreement, and no notice of objection to the transactions contemplated by this Agreement shall have been received by Assignee from any governmental agency.

(b) Conditions to Assignee’s Obligations. All obligations of Assignee hereunder to be satisfied as of the Assignment Date are subject to the fulfillment on the Assignment Date of each of the following conditions:

(i) Representations and Warranties. All representations and warranties of Assignor in this Agreement shall be true and complete in all material respects as of the Assignment Date.

(ii) Agreements and Conditions. Assignor shall have in all material respects performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by Assignor on the Assignment Date.

(iii) Deliveries. Assignor shall have made all the deliveries to Assignee set forth in Section 5(a).

(iv) No Action or Proceeding. No action or proceeding by or before any court or other governmental body of competent jurisdiction shall have been instituted to restrain, prohibit or invalidate the transactions contemplated by this Agreement, and no notice of objection to the transactions contemplated by this Agreement shall have been received by Assignor from any governmental agency.

5. Deliveries. The parties shall deliver the following to each other on the Assignment Date:

(a) Assignor shall deliver or cause to be delivered to Assignee the following:

(i)	Evidence representing the Shares transferring the Shares to Assignee, together with stock powers endorsed in blank.

(ii)	Any other documents or instruments reasonably required by Assignee to effectuate the purposes of this Agreement.

(b) Assignee shall deliver or cause to be delivered to Assignor any documents or instruments reasonably required by Assignor to effectuate the purposes of this Agreement.

6. Representation and Warranties of Assignor. In order to induce Assignee to enter into this Agreement and to consummate the transactions contemplated hereby, Assignor hereby represents and warrants to Assignee as follows:

(a) Assignor has all right, title and interest in and to the Shares it owns, unencumbered by any lien, pledge, security interest, encumbrance, title retention agreement, adverse claim, option or other right or duty of any kind whatsoever, and has full right and power to transfer its Shares to Assignee pursuant to the terms hereof.

(b) Assignor has not transferred, sold, assigned, mortgaged, pledged or subjected to lien or other encumbrance any of its Shares.

(c) Assignor does not own any voting securities or capital stock, partnership interest, indebtedness or security or have any other financial or other interest in Petrosearch, except pursuant to its Shares, all of which shall be transferred to Assignee on the Assignment Date.

(d) Neither the Internal Revenue Service nor any other taxing authority is now asserting or, to the best of the knowledge of Assignor, threatening to assert against any of its Shares any deficiency or claim for additional taxes or interest thereon or penalties in connection therewith.

(e) There is no outstanding option, warrant, subscription, agreement, call, right, authorization or commitment of any type relating to the issuance, sale, transfer, purchase, redemption, pledge or other acquisition or disposition of any of its Shares.

(f) Upon the Assignment Date as provided for in this Agreement, Assignee will acquire good, valid and marketable title to its Shares, free and clear of any lien, pledge, charge, security interest, encumbrance, title retention agreement, adverse claim, option or right of Assignor or any other person or entity (except for claims of Assignee or those claiming through Assignee).

(g) This Agreement has been duly executed and delivered by Assignor and constitutes the legal, valid and binding obligation of Assignor, enforceable against Assignor in accordance with its terms, and Assignor has full power and lawful authority to make and perform this Agreement.

(h) No representation or warranty by Assignor in this Agreement contains or, to the best of Assignor’s knowledge, will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or not misleading.

(i) The execution, delivery and performance of this Agreement and the transactions contemplated hereby, will not result in any violation of, or be in conflict with, any judgment, decree, order, writ, injunction, lease, agreement, contract or other instrument by which Assignor may be bound or affected or by any law, statute, ruling or regulation.

7. Representation and Warranties of Assignee. In order to induce Assignor to enter into this Agreement and to consummate the transactions contemplated hereby, Assignee hereby represents and warrants to Assignor as follows:

(a) This Agreement has been duly executed and delivered by Assignee and constitutes the legal, valid and binding obligation of Assignee, enforceable against Assignee in accordance with its terms, and Assignee has full power and lawful authority to make and perform this Agreement.

(b) This Agreement constitutes, and the other documents and instruments required to be executed and delivered by Assignee pursuant to the provisions hereof will constitute, the legal, valid and binding obligation of Assignee, enforceable against Assignee in accordance with their respective terms.

(c) No representation or warranty by Assignee in this Agreement contains or, to the best of Assignee’s knowledge, will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or not misleading.

(d) The execution, delivery and performance of this Agreement and the transactions contemplated hereby, will not result in any violation of, or be in conflict with, any judgment, decree, order, writ, injunction, lease, agreement, contract or other instrument by which Assignee may be bound or affected or by any law, statute, ruling or regulation.

8. Special Covenants and Agreements. The parties shall cooperate fully with each other and their respective counsel and accountants in connection with any actions required to be taken as part of their respective obligations under this Agreement, and the parties shall execute such other documents as may be reasonably necessary and desirable for the implementation and consummation of the transactions contemplated by this Agreement, and otherwise use their best efforts to consummate the transactions contemplated hereby and to fulfill their obligations hereunder.

9. Survival of Representations and Warranties. The representations, warranties and agreements made in this Agreement, and any liability for breach of any agreement or any inaccuracy of or omission from any representation or warranty under this Agreement, shall survive the Assignment Date.

10. Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed to have been duly given, when delivered by hand or three (3) days after deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, or to such other address as any party hereto may from time to time designate in writing delivered in a like manner.

11. Miscellaneous.

(a) The paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of this Agreement.

(b) Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

(c) This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.

(d) The failure of any party to insist, in one or more instances, on performance by any other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder or of the future performance of any term or condition of this Agreement unless such waiver or relinquishment is contained in writing signed by or on behalf of any such party. The remedies in this Agreement are cumulative and are not exclusive of any other remedies provided by law or in equity.

(e) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Illinois.

(f) The parties hereto irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Agreement may be litigated in the Federal or State Courts having situs within Cook County, Illinois. Each party hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any right it may have to transfer or change the venue of any such litigation. It is the intent of the parties upon execution hereof that this Agreement be deemed to have been prepared by all the parties to the end that no party shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

(g) No party hereto may assign its or his rights or delegate its or his duties hereunder without the prior written consent of the other parties.

(h) This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, personal representatives, successors and, to the extent permitted hereby, assigns.

(i) In the event any action is instituted by a party hereto regarding the construction of any term herein or to recover damage because of the breach of any term of this Agreement, the prevailing party in such action shall be entitled to reasonable reimbursement from the non-prevailing party, including but not limited to attorneys’ fees, costs and expenses incurred as a result thereof.

(j) This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ASSIGNOR:

Iliad Research and Trading, L.P., a Delaware limited partnership

By: Iliad Management, LLC, a Delaware limited liability company, its General Partner

By: Fife Trading, Inc., an Illinois corporation, its Manager

By:	/s/ John M. Fife
John M. Fife, its President

ASSIGNEE:

Tiberius Capital, LLC, an Illinois limited liability company

By: Tiberius Management, Inc., an Illinois corporation, its Manager

By:	/s/ Robert T. Sullivan
Robert T. Sullivan, its President